Filed by Carnival Corporation Pursuant

to Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Commission File No.: 001-9610

The following is an investor presentation relating to the proposed unification and redomiciliation transactions, provided by Carnival Corporation and Carnival plc on December 19, 2025.

Unifying Our Corporate Structure One Company. One Global Share Price. A Simpler Structure to Reduce Costs and Complexity

Boards of Directors Recommend • Simplifying Carnival Corporation & plc’s corporate structure: ─ Unifying two separate legal entities operating under a dual listed company (DLC) arrangement into one company, Carnival Corporation, with Carnival plc as its wholly owned UK subsidiary ─ Moving from two separate stock exchanges (London & New York) and share prices to one listing on the New York Stock Exchange with a single share price • Shifting Carnival Corporation’s place of legal incorporation from Panama to Bermuda, a jurisdiction widely recognized and aligned with international financial standards, after which Carnival Corporation will be legally registered in Bermuda as Carnival Corporation Ltd Carnival Corporation & plc Simplifying Our Structure to Reduce Costs & Complexity 2

History of Dual Listed Company Arrangement • Current dual listed company (DLC) arrangement created in 2003 ─ During combination of Carnival Corporation and P&O Princess Cruises plc ─ Enabled Carnival Corporation shareholders to stay invested through Carnival Corporation listing on New York Stock Exchange (NYSE) in U.S. ─ Enabled P&O Princess Cruises shareholders to stay invested through Carnival plc listing on London Stock Exchange (LSE) in UK • Equity markets have become increasingly global in past 20+ years • Vast majority of Carnival Corporation & plc shares today are listed on the NYSE (~90% of total market capitalization) • Of 15 other DLCs we know to have been established in the past 40 years, only three remain ─ Unification is driven by many of the same reasons Carnival Corporation & plc is citing ─ Companies that unified their DLCs have noted benefits from increased simplicity, greater flexibility, more efficient reporting and administrative structures, and a more attractive equity story for investors Carnival Corporation & plc Simplifying Our Structure to Reduce Costs & Complexity 3

Expected Benefits of Unification Easier to Understand, Simpler to Operate One company, one share register, single listing and a single global share price; simplified governance and reporting; decreased administrative complexity A Single Share Price A single listing on the New York Stock Exchange benefiting all shareholders equally and eliminating the current difference in how the shares are priced in the U.S. versus the UK markets Increased Weighting Greater liquidity and increased weighting in major U.S. stock indexes expected based on a higher market capitalization Cost Efficiencies Reduced administrative, audit, legal and reporting costs from the reduced complexity of maintaining a single listed entity instead of a DLC arrangement International Financial Standards Legally incorporated in Bermuda, a jurisdiction widely recognized and aligned with international financial standards Carnival Corporation & plc Simplifying Our Structure to Reduce Costs & Complexity 4

2026 From To Separate legal structures Two share registers Two different stock exchanges and share prices 2003 Simplifying from Two to One Two listed companies: • Carnival Corporation (NYSE) • Carnival plc (LSE ; NYSE ) One legal structure One share register One stock exchange listing and unified share price One listed company: • Carnival Corporation (NYSE) (legally registered as Carnival Corporation Ltd) Carnival Corporation & plc Simplifying Our Structure to Reduce Costs & Complexity 5

Simplifying the Corporate Structure Current Carnival Corporate Structure Post Unification Corporate Structure Carnival plc Shareholders Carnival Corporation Shareholders P&O Princess Special Voting Trust DLC SVC Limited Carnival plc Carnival Corporation Carnival plc Subsidiaries and Assets Carnival Corporation Subsidiaries and Assets Equalization Ration = 1:1 Trust Shares Common Stock Special Voting Share Special Voting Share Cross Shareholding DLC Contractual Arrangements Ordinary Shares Carnival Corporation shareholders (including prior Carnival plc shareholders) Carnival Corporation (legally registered as Carnival Corporation Ltd) Carnival plc (to be re - registered as a private company & renamed post unification) Carnival Corporation Subsidiaries and Assets Common Shares Shareholder and Regulatory Approval Ordinary Shares Carnival plc Subsidiaries and Assets Carnival Corporation & plc Simplifying Our Structure to Reduce Costs & Complexity 6

What Stays the Same Same business fundamentals including strategy, assets & operations Same Board composition & executive leadership team Same extraordinary guest experience, team member roles & operational excellence Unification Means Same number of shares you hold, in a one - for - one direct exchange Same commitment to vital UK market & presence in Southampton Same shareholder benefit program (onboard credit) Same approach to dividends consistent with current Carnival Corporation approach Same key shareholder voting and economic rights Carnival Corporation & plc Simplifying Our Structure to Reduce Costs & Complexity 7

Continued Commitment to UK • UK remains a vital part of our global business • UK operations will continue unaffected • Significant corporate presence in Southampton • P&O Cruises & Cunard headquarters remain in UK • No changes expected to UK team member roles or employment terms Carnival Corporation & plc Simplifying Our Structure to Reduce Costs & Complexity 8

One - for - One Share Exchange • Carnival plc shareholders will receive Carnival Corporation (legally registered in Bermuda) shares on a one - for - one basis ─ No brokerage fees for the exchange • The unification and legal incorporation in Bermuda are expected to preserve key shareholder voting and economic rights • Carnival plc shares delisted from LSE and Carnival plc American Depositary Shares delisted from NYSE ─ Carnival plc will no longer be included in certain UK & European indices including the FTSE UK Index Series Carnival Corporation & plc Simplifying Our Structure to Reduce Costs & Complexity 9

Key Changes Following Unification

		Carnival Today		Carnival Corp Ltd Post Unification
		Corp	Plc	
Corporate / Governance	Governance Regulatory Framework	Sarbanes-Oxley Act	UK Corporate Governance Code	Sarbanes-Oxley Act
	HQ	Florida	Southampton	Florida *(Southampton for UK business)*
	Key Rulebooks	SEC Securities Laws	UK Takeover Code, UK MAR and FCA UK Listing Rules	SEC Securities Laws
	Domicile	Panama	UK	Bermuda
Listing	Exchange	NYSE	LSE	NYSE
	Trading Currency	USD	GBP	USD
	Indexation	S&P 500, Russell 1000	FTSE 250, FTSE All Share, Stoxx Europe 600	Expect to remain in current US indices including S&P 500, Russell 1000
Shareholders	Economic Rights	Equal between Corp & Plc shareholders	Equal between Corp & Plc shareholders	Equal rights in Corp
	Dividends	Equalization between Corp & Plc (paid in USD)	Equalization between Corp & PLC (paid in USD, option for GBP)	Corp pays all distributions (paid in USD)
	Classes of Shares	Corp common stock	PLC ordinary shares (including via ADSs listed on NYSE)	Corp common shares

CARNIVAL CORPORATION & PLC.

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Carnival Corporation & plc
Simplifying Our Structure to Reduce Costs & Complexity

APRIL 2026 Shareholder Vote Shareholders vote to approve the unification and legal incorporation in Bermuda; information on when and how shareholders may cast their votes and attend the meetings will be included in the shareholder materials that Carnival Corporation & Carnival plc expect to file with the SEC and provide to shareholders Q2 2026 Effective Date Subject to shareholder and regulatory approval, the unification of Carnival Corporation and legal incorporation in Bermuda is expected to become effective before the end of Q2 2026 DECEMBER 19, 2025 Announcement Proposal to simplify Carnival Corporation & plc’s corporate structure and shift place of legal incorporation to Bermuda FEBRUARY 2026 Details Issued Additional shareholder materials expected to be filed with the SEC and provided to Carnival Corporation and Carnival plc shareholders Important Dates Note : Indicative only. Dates are based on current expectations and are subject to change. Carnival Corporation & plc Simplifying Our Structure to Reduce Costs & Complexity 11

Resources Further information on when and how Carnival Corporation & Carnival plc shareholders may cast their votes and attend the meetings of shareholders will be included in the shareholder materials that Carnival Corporation & Carnival plc expect to file with the SEC and provide to shareholders. For More Information Visit: CarnivalCorp.com/unify to find: • CEO Letter to Shareholders • Shareholder FAQ • Proposals Fact Sheet • Proposals Informational Presentation Carnival Corporation & plc Simplifying Our Structure to Reduce Costs & Complexity 12

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Important Information for Investors and Stockholders In connection with the proposed unification and redomiciliation transactions, Carnival Corporation plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S - 4 , containing a Proxy Statement/Prospectus relating to the proposed transactions (collectively, the “Proxy Statement”), and Carnival plc plans to file the Proxy Statement with the SEC . Investors and securityholders of Carnival Corporation and Carnival plc are urged to read the Registration Statement, the Proxy Statement and any other relevant documents filed with the SEC when they are available, because they contain, or will contain, important information about Carnival Corporation and Carnival plc, the proposed transactions and related matters . The final Proxy Statement will be mailed to shareholders of Carnival Corporation and Carnival plc . Investors and securityholders of Carnival Corporation and Carnival plc will be able to obtain copies of the Registration Statement and the Proxy Statement, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Carnival Corporation and Carnival plc, without charge, at the SEC’s website (http : //www . sec . gov) . The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions . Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction . No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . This communication shall not constitute or form the basis of, and should not be relied on in connection with, any contract or investment decision in relation to the securities of Carnival Corporation or Carnival plc or any other entity . Participants in the Solicitation Carnival Corporation, Carnival plc and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Carnival Corporation’s and Carnival plc’s shareholders in respect of the proposed transactions under the rules of the SEC . Information regarding Carnival Corporation’s and Carnival plc’s directors and executive officers is available in Carnival Corporation’s and Carnival plc’s joint Annual Report on Form 10 - K for the year ended November 30 , 2024 and Carnival Corporation’s and Carnival plc’s joint proxy statement, dated February 28 , 2025 , for its 2025 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http : //www . sec . gov . Any changes in the holdings of Carnival Corporation’s securities by Carnival Corporation’s directors or executive officers or Carnival plc’s securities by Carnival plc’s directors or executive officers from the amounts described in Carnival Corporation’s and Carnival plc’s 2025 joint proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Carnival Corporation’s and Carnival plc’s 2025 joint proxy statement and are available at the SEC’s website at www . sec . gov . Additional information regarding the interests of such participants will be included in the Registration Statement, the Proxy Statement and other relevant materials to be filed with the SEC when they become available . Cautionary Statement Regarding Forward - Looking Information This communication contains statements herein regarding the proposed unification and redomiciliation transactions , future financial and operating results, benefits of the transactions and any other statements about future expectations that constitute forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 . All statements in this communication, other than statements of historical fact, are forward - looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology . Such forward - looking statements are based upon current beliefs, expectations and discussions related to the proposed unification and redomiciliation transactions and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements . There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including : the ability to obtain governmental and court approvals of the transactions on the proposed terms and schedule, the failure of Carnival Corporation and Carnival plc shareholders to approve the transactions, the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control and the parties’ ability to achieve the benefits from the proposed transactions . Additional factors that may affect future results are contained in Carnival Corporation’s and Carnival plc’s filings with the SEC, including Carnival Corporation’s and Carnival plc’s most recent joint Annual Report on Form 10 - K, as it may be updated from time to time by quarterly reports on Form 10 - Q and current reports on Form 8 - K, all of which are available at the SEC’s website http : //www . sec . gov . The information set forth herein speaks only as of the date hereof, and, except to the extent legally required, any intention or obligation to update any forward - looking statements as a result of developments occurring after the date hereof is hereby disclaimed . Carnival Corporation & plc Simplifying Our Structure to Reduce Costs & Complexity 14